UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On October 26, 2026, Ohmyhome Limited (the “Company”) held the Company’s Extraordinary General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m. local time at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314. Three items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1:

By a special resolution, to approve the change of the Company’s name from “Ohmyhome Limited” to “Ohmyswift Limited”, or such other name as may be approved by the board of directors of the Company (the “Board of Directors”), and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within two months of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name (the “Name Change”).

For	Against	Abstain
2,765,972	673	96

Proposal No. 2:

By a special resolution, to approve the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 103(3)(c) of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company to Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands, conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board of Directors and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration.

For	Against	Abstain
2,764,978	1,519	244

Proposal No. 3:

By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Extraordinary Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Extraordinary Meeting.

For	Against	Abstain
2,765,086	1,464	191

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2026

Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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